SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Name of Issuer)

Ordinary Shares, $0.0001 nominal value per share

(Title of Class of Securities)

G50871 105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. G50871 105	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,831,924[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,831,924[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,924[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 The securities over which the Reporting Persons (as defined in Item 2) have shared voting and dispositive power were acquired in connection with a merger involving the Issuer (as defined in Item 1), in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 2,884,057 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares.

3 The percentage was calculated based upon 57,145,444 Ordinary Shares, as follows: 56,197,577 Ordinary Shares outstanding as of January 18, 2012 as disclosed by the Issuer in its Registration Statement on Form S-3ASR filed with the Commission on January 19, 2012 and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons.

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CUSIP No. G50871 105	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,831,924[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,831,924[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,924[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 2,884,057 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares.

3 The percentage was calculated based upon 57,145,444 Ordinary Shares, as follows: 56,197,577 Ordinary Shares outstanding as of January 18, 2012 as disclosed by the Issuer in its Registration Statement on Form S-3ASR filed with the Commission on January 19, 2012 and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons.

3

CUSIP No. G50871 105	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,831,924[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,831,924[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,924[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 2,884,057 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares.

3 The percentage was calculated based upon 57,145,444 Ordinary Shares, as follows: 56,197,577 Ordinary Shares outstanding as of January 18, 2012 as disclosed by the Issuer in its Registration Statement on Form S-3ASR filed with the Commission on January 19, 2012 and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons.

4

CUSIP No. G50871 105	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,891,838[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,891,838[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,838[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 2,884,057 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares, as well as 49,985 Ordinary Shares issued to Patrick G. Enright and 9,929 Ordinary Shares underlying phantom stock issued to Mr. Enright which is exercisable within 60 days from January 18, 2012.

3 The percentage was calculated based upon 57,205,358 Ordinary Shares, as follows: 56,197,577 Ordinary Shares outstanding as of January 18, 2012 as disclosed by the Issuer in its Registration Statement on Form S-3ASR filed with the Commission on January 19, 2012 and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons, as well as 49,985 Ordinary Shares issued to Patrick G. Enright and 9,929 Ordinary Shares underlying phantom stock issued to Mr. Enright which is exercisable within 60 days from January 18, 2012.

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CUSIP No. G50871 105	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,891,838[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,891,838[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,838[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 2,884,057 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares, as well as 49,985 Ordinary Shares issued to Patrick G. Enright and 9,929 Ordinary Shares underlying phantom stock issued to Mr. Enright which is exercisable within 60 days from January 18, 2012.

3 The percentage was calculated based upon 57,205,358 Ordinary Shares, as follows: 56,197,577 Ordinary Shares outstanding as of January 18, 2012 as disclosed by the Issuer in its Registration Statement on Form S-3ASR filed with the Commission on January 19, 2012 and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons, as well as 49,985 Ordinary Shares issued to Patrick G. Enright and 9,929 Ordinary Shares underlying phantom stock issued to Mr. Enright which is exercisable within 60 days from January 18, 2012.

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Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) is filed with respect to the ordinary shares, nominal value $0.0001 per share (“Ordinary Shares”), of Jazz Pharmaceuticals public limited company, a public limited company formed under the laws of Ireland (formerly named Azur Pharma Public Limited Company) (the “Issuer”). The address of the principal offices of the Issuer is 45 Fitzwilliam Square, Dublin 2, Ireland.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and each of LVP and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”, and each of LVP, LCA and LCP, a “Reporting Entity”) and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned by such Reporting Person.

(b) The address of the principal offices of LCP, LVP and LCA and the business address of Mr. Enright and Ms. Bakker is 800 El Camino Real, Ste 220, Menlo Park, CA 94025.

(c) Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are each managing directors of LCP and constitute all officers and directors of LCP, the general partner of each of LVP and LCA, which are the record holders of certain of the securities of the Issuer. Mr. Enright is on the Board of Directors of the Issuer (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCP is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Mr. Enright and Ms. Bakker are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 18, 2012, the businesses of the Issuer, then known as Azur Pharma Public Limited Company, a public limited company formed under the laws of Ireland, and Jazz Pharmaceuticals, Inc., a Delaware corporation (“Jazz”) were combined in a stock transaction in which (i) the Issuer effectuated a restructuring and (ii) Jaguar Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), merged with and into Jazz (the “Merger”), with Jazz as the surviving corporation in the Merger as a wholly-owned subsidiary of the Issuer. In connection with the consummation of the Merger, the Issuer changed its name from Azur Pharma Public Limited Company to Jazz Pharmaceuticals public limited company. The Merger was effectuated pursuant to an Agreement and Plan of Merger and Reorganization dated September 19, 2011 (the “Merger Agreement”) by and among the Issuer, Merger Sub, Jazz and certain other individuals named therein.

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Immediately prior to the effective time of the Merger, (i) LVP and LCA were beneficial owners of 2,884,057 shares of the common stock, par value $0.0001 per share, of Jazz (the “Jazz Common Stock”) and warrants to purchase 947,867 shares of Jazz Common Stock, which had been acquired by such Reporting Entities with investment funds provided to them by their investors in three separate acquisitions occurring between July 2009 and May 2010, and (ii) Patrick G. Enright, a former director of Jazz and, upon the consummation of the Merger, a director of the Issuer, was the beneficial owner of 49,985 shares of Jazz Common Stock pursuant to his net exercise of options to purchase Jazz Common Stock within 60 days before the effective time of the Merger and phantom stock convertible into 9,929 shares of Jazz Common Stock, which options and phantom stock were issued to him in connection with his services as a director of Jazz.

In accordance with the terms of the Merger Agreement, at the effective time of the Merger, among other things: (i) each share of Jazz Common Stock then issued and outstanding was canceled and automatically converted into and became the right to receive one Ordinary Share of the Issuer; (ii) each outstanding warrant to acquire Jazz Common Stock was converted into a warrant to subscribe for, on substantially the same terms and conditions as were applicable under such warrant before the effective time of the Merger (subject to certain modifications), the number of the Issuer’s Ordinary Shares equal to the number of shares of Jazz Common Stock subject to such warrant immediately prior to such effective time, at an exercise price per Ordinary Share equal to the exercise price per share of Jazz Common Stock otherwise purchasable pursuant to such warrant; and (iii) each other stock award that was then outstanding under Jazz’s equity incentive plans (including the phantom stock awarded to Mr. Enright) was converted into a right to receive, on substantially the same terms and conditions as were applicable under such stock award before the effective time of the Merger, the number of the Issuer’s Ordinary Shares equal to the number of shares of Jazz Common Stock subject to such stock award immediately prior to the effective time. In accordance with the terms of the Merger Agreement, at the effective time of the Merger the Issuer also adopted and assumed Jazz’s Amended and Restated Directors Deferred Compensation Plan (the “Deferred Compensation Plan”) under which Jazz had awarded phantom stock to Mr. Enright. As adopted by the Issuer, the Deferred Compensation Plan provides that the shares of phantom stock are to become payable in Ordinary Shares of the Issuer upon the earlier to occur of (i) Mr. Enright's separation from service as a director of the Issuer or (ii) the termination of the Deferred Compensation Plan. The Merger, the Merger Agreement and other related documentation are described in the Current Report on Form 8-K filed by Jazz on September 19, 2011 and the Current Report on Form 8-K filed by the Issuer on January 18, 2012.

Item 4. Purpose of Transaction.

See Item 3 of this Schedule.

The Reporting Persons hold the Ordinary Shares, and rights to acquire Ordinary Shares, for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Ordinary Shares or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of Ordinary Shares or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of Ordinary Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a) According to the Registration Statement on Form S-3ASR filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on January 19, 2012, as of January 18, 2012, there were 56,197,577 Ordinary Shares outstanding. LVP is the record holder of 2,827,390 Ordinary Shares and warrants to purchase 929,243 Ordinary Shares, representing approximately 6.6% of the issued and outstanding Ordinary Shares (assuming the exercise of the warrants held by LVP and LCA), and LCA is the record holder of 56,667 Ordinary Shares and warrants to purchase 18,624 Ordinary Shares, representing approximately 0.1% of the issued and outstanding Ordinary Shares (assuming the exercise of the warrants held by LVP and LCA). LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. The Reporting Individuals are each managing members of LCP, and share the decision making power of LCP. Mr. Enright is the record holder of 49,985 Ordinary Shares pursuant to exercised stock options issued to him in connection with his service as a director of Jazz before the Merger, and has rights to acquire an additional 9,929 Ordinary Shares, which are exercisable within 60 days of January 18, 2012, pursuant to phantom stock also issued to him in connection with his service as a director of Jazz before the Merger.

(b) LVP, LCA and LCP have shared power to vote and dispose of 3,831,924 Ordinary Shares (giving effect to the Ordinary Shares underlying the warrants held by LCA and LVP). Mr. Enright and Ms. Bakker, managing members of LCP, have shared power to vote and dispose of 3,891,838 Ordinary Shares (giving effect to the Ordinary Shares underlying the warrants held by LCA and LVP, as well as the Ordinary Shares held by Mr. Enright pursuant to his net exercise of stock options within 60 days before the effective time of the Merger and the Ordinary Shares underlying phantom stock exercisable within 60 days of January 18, 2012, each issued in connection with Mr. Enright’s service as a director of Jazz before the Merger).

(c) Except as reported herein, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3 of this Schedule.

In connection with the purchase by LVP and LCA of certain shares of Jazz Common Stock and warrants to purchase shares of Jazz Common Stock, LVP and LCA entered into an Investor Rights Agreement dated July 7, 2009 (the “Investor Rights Agreement”) with Jazz, pursuant to which LVP and LCA were granted certain rights relating to the registration for resale of the shares of Jazz Common Stock issued to them (including the shares underlying the warrants to purchase Jazz Common Stock issued to them). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all liabilities and duties of Jazz under the Investor Rights Agreement became the liabilities and duties of the surviving entity of the Merger.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger the directors of Jazz as of immediately prior to the effective time of the Merger became the directors of the Issuer (plus one additional director directed by the Issuer). As a former director of Jazz, Mr. Enright was appointed as a director of the Issuer upon the consummation of the Merger. In connection with such appointment, the Issuer has entered into an indemnification agreement with Mr. Enright in the same form that the Issuer has entered into with its other officers and directors. In accordance with the Issuer’s compensation program for non-employee directors, Mr. Enright is entitled to receive a $55,000 annual retainer for service as a Board member. As a member of the audit committee and the compensation committee of the Board, Mr. Enright will also receive annual fees of $15,000 and $12,500, respectively, for his service as a member of such committees. Mr. Enright will also be eligible for additional fees if he is appointed to certain other Board committees or as the chair of any Board committee.

9

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger the Issuer adopted and assumed the Amended and Restated 2007 Non-Employee Directors Stock Option Plan (the “Directors Option Plan”) and the Deferred Compensation Plan of Jazz, and the non-employee directors of the Issuer are entitled to participate in such plans. As a non-employee director, Mr. Enright is eligible for annual grants of options to purchase 10,000 shares of Ordinary Shares of the Issuer under the Directors Option Plan, which annual options would vest in a series of 12 successive equal monthly installments measured from the date of grant. All options granted under the Directors Option Plan have a maximum term of 10 years, and the exercise price of each option granted under the Directors Option Plan is equal to 100% of the fair market value of the Ordinary Shares on the date of grant. As a non-employee director, Mr. Enright is also eligible to participate in the Deferred Compensation Plan, pursuant to which Mr. Enright may elect to defer receipt of all or a portion of his annual retainer fees for service on the Board to a future date or dates. Under the Deferred Compensation Plan, any amounts so deferred by the Issuer’s non-employee directors are credited to a phantom stock account. Upon a separation from the Board or the termination of the Deferred Compensation Plan, each non-employee director who has elected to defer receipt of his or her annual retainer fees will receive (or commence receiving, depending upon whether the director has elected to receive distributions from his or her phantom stock account in a lump sum or in installments over time) a distribution of his or her phantom stock account, in either cash or Ordinary Shares (subject to the prior election of each such director). The phantom stock issued to Mr. Enright in connection with his service as a director of Jazz is, after the consummation of the Merger, governed by the terms of the Deferred Compensation Plan as adopted by the Issuer. Mr. Enright shares pecuniary interest in all compensation he receives from the Issuer with other individuals pursuant to a contractual relationship. Mr. Enright disclaims beneficial ownership in the Ordinary Shares held by him and underlying the phantom stock held by him to the extent of his pecuniary interest in such shares.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Form of Warrant issued on July 7, 2009 (incorporated herein by reference to Exhibit 4.9 to Jazz’s Current Report on Form 8-K filed with the Commission on July 7, 2009)
Exhibit B:	Investor Rights Agreement dated July 7, 2009 by and among Jazz and the purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.88 to Jazz’s Current Report on Form 8-K filed with the Commission on July 7, 2009)
Exhibit C:	Agreement and Plan of Merger and Reorganization dated September 19, 2011 by and among the Issuer, Merger Sub, Jazz and certain other individuals named therein (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on September 19, 2011)
Exhibit D:	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 18, 2012)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2012

LONGITUDE VENTURE PARTNERS, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

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